SandRidge Permian Trust

October 11, 2013

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             SandRidge Permian Trust

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Response Letter Dated August 21, 2013

File No. 001-35274

Dear Mr. Skinner:

SandRidge Permian Trust (the “Trust”) hereby submits this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 17, 2013 (the “Comment Letter”), with respect to the Form 10-K for the fiscal year ended December 31, 2012 filed by the Trust with the Commission on March 1, 2013 (the “Form 10-K”) and the response letter filed by the Trust with the Commission on August 21, 2013.

Set forth below is the heading and text of each comment set forth in the Comment Letter, followed by our response thereto. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Form 10-K.

Form 10-K for the Fiscal Year ended December 31, 2012

Item 1: Business, page 1

Production and Price History, page 10

1.                                      We note from your response to comment 4 in our letter dated July 30, 2013 that you have determined the separate disclosure of information relating to your natural gas liquids (NGLs) as final products sold under Items 1204(a) and 1204(b)(1) of Regulation S-K is not warranted. Your determination is based on an application of the 10% “significance” criteria from FASB ASC 932-235-20. However, as there is no quantitative threshold referenced under Items 1204(a) and 1204(b)(1) of Regulation S-K for the disclosure by final product sold, we are not in a position to agree with your assessment. Under your circumstances, the lack of separate disclosure of the produced volume is inconsistent with your separate disclosure of NGL reserves for the same period. Therefore, please revise your disclosure to include the volumes produced and the average sales price received for your natural gas liquids as separate product types within your current tables.

Response

While natural gas liquids (“NGLs”) production constituted 9.6% and 9.2% of the Trust’s total production for 2011 and 2012, respectively, revenues associated with NGLs constituted only 4.58% and 5.6% for those same respective periods. While we do not consider NGLs significant quantitatively or qualitatively when compared to the Trust’s total revenues or production, we acknowledge that there is no quantitative threshold in Item 1204 of Regulation S-K and, accordingly, undertake to include in the table indicated the volumes produced and the average sales price received for NGLs as separate product types in future annual reports on Form 10-K.

Notes to Consolidated Financial Statements, page F-6

Note 9 Supplemental Information on Oil and Natural Gas Producing Activities, page F-13

Oil and Natural Gas Reserve Quantities (Unaudited), page F-15

2.                                      We acknowledge your response to comment 6 in our letter dated July 30, 2013 with respect to expanding the disclosure on page F-17 relating to the 2011 and 2012 revisions of previous estimates. Based on the information presented on page F-17, it appears the Trust recognized significant reductions in the December 31, 2011 proved natural gas and natural gas liquids reserves amounting to 1,560.7 MMcf or approximately 22% of the natural gas reserves and 675.9 MBbls or approximately 25% of the natural gas liquids reserves “as a result of revisions due to well performance and pricing during 2012.” In light of the requirement for your estimates of proved reserves to be reasonably certain, we re-issue prior comment 6 in part and ask that you please explain to us the proportion of the total change in your 2012 natural gas and natural gas liquids reserves attributable to well performance and the nature of the well performance issues.

Response

Approximately 88% of the net reduction in the Trust’s December 31, 2011 natural gas reserves and approximately 83% of the net reduction in the Trust’s December 31, 2011 natural gas liquids reserves was the result of changes in the Trust’s type curve for locations that were undrilled as of December 31, 2011.  The remaining net reductions were comprised of minor reductions to proved non-producing reserves due to a combination of assorted, unrelated factors such as conversions, changes in interests, substitutions of locations and the type curve changes described above, partially offset by increased reserves (of 151 MMcf of natural gas and 24 MBbls of natural gas liquids) for wells that were proved developed producing at December 31, 2011, due to performance revisions.

With respect to the reductions associated with changes in the Trust’s type curve, proved undeveloped locations that were drilled during 2012 exhibited a reduced gas-to-oil ratio

(“GOR”) when compared to the GOR of the wells that formed the basis of prior estimates. This trend of decreasing GOR is the result of increased drilling in proved areas outside the historical greater field development area and varying zonal completion practices. As noted in the Trust’s prior correspondence with Staff in a letter dated June 29, 2011, “[t]he Grayburg/San Andres formation within the Fuhrman-Mascho field is a heterogeneous reservoir in which the porosity and permeability is extremely variable and non-continuous. Core data taken from this formation indicated porosity can range from 8% to 16% with permeability ranging from hundredths to hundreds of millidarcys. The heterogeneity of the Grayburg/San Andres formation creates very small discontinuous productive compartments throughout the field….”  In light of the additional data made available to the Trust as a result of 2012 drilling in areas with greater proved undeveloped well density, the Trust determined, consistent with the analysis of its third party engineers, that it was appropriate to incorporate the reduced GOR into the type-curve for proved undeveloped locations.

The Trust notes that, after accounting for production, on a Boe basis, its December 31, 2011 reserves decreased by only 11% and the present value of such reserves decreased by only 13%.

In response to your request, the Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please contact the undersigned at 512-236-6555 or Michael Ulrich at 512-236-6599.

Very truly yours,

SandRidge Permian Trust

By:	The Bank of New York Mellon Trust Company, N.A., as trustee

	By:	/s/ Sarah Newell

	Name:	Sarah Newell

	Title:	Vice President